UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3/A
(Amendment No. 2)
(Rule 13E-100)

RULE 13E-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.
(Name of Issuer)

China Advanced Construction Materials Group, Inc.
Novel Gain Holdings Limited
CACMG Acquisition, Inc.
Xianfu Han
Weili He
(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

169365 10 3
(CUSIP Number)

China Advanced Construction Materials Group, Inc.	Xianfu Han and Weili He
9 North West Fourth Ring Road	c/o China Advanced Construction Materials Group, Inc.
Yingu Mansion Suite 1708	9 North West Fourth Ring Road
Haidian District Beijing	Yingu Mansion Suite 1708
People’s Republic of China 100190	Haidian District Beijing
Attn: Jianling Chen	People’s Republic of China 100190
+86 10 82525361	+86 10 82525361

Novel Gain Holdings Limited	CACMG Acquisition, Inc.
c/o China Advanced Construction Materials Group, Inc.	c/o China Advanced Construction Materials Group, Inc.
9 North West Fourth Ring Road	9 North West Fourth Ring Road
Yingu Mansion Suite 1708	Yingu Mansion Suite 1708
Haidian District Beijing	Haidian District Beijing
People’s Republic of China 100190	People’s Republic of China 100190
Attn: Xianfu Han	Attn: Xianfu Han
+86 10 82525361	+86 10 82525361

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

James L. Hsu	Woon-Wah Siu
Squire Sanders & Dempsey (US) LLP	Pillsbury Winthrop Shaw Pittman LLP
Suite 1207, 12th Floor	Suite 4201, Bund Center
Shanghai Kerry Centre	222 Yan An Road East, Huangpu District
1515 Nanjing Road West	Shanghai, China 200002
Shanghai 200040	+86 21 61377999
People’s Republic of China
+86 21 61036360

This statement is filed in connection with (check the appropriate box):

[X]      The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[  ]      The filing of a registration statement under the Securities Act of 1933.

[  ]      A tender offer.

[  ]      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [  ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

[X]     Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,753.85
Form or Registration No.: Schedule 14A—Preliminary Proxy Statement
Filing Party: China Advanced Construction Materials Group, Inc.
Date Filed: October 31, 2011

INTRODUCTION

This Amendment No. 2 to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Schedule 13E-3” or “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, jointly by the following persons (collectively, the “Filing Persons”): China Advanced Construction Materials Group, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value $.001 per share that is subject to the Rule 13e-3 transaction; Novel Gain Holdings Limited, a British Virgin Islands company (“Parent”); CACMG Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); Xianfu Han (“Mr. Han”), chairman of the board of directors and chief executive officer of the Company; and Weili He (“Mr. He”), vice chairman of the board of directors and chief operating officer of the Company.  This Transaction Statement relates to the agreement and plan of merger (the “Merger Agreement”), dated as of October 24, 2011, among Parent, Merger Sub, Mr. Han, Mr. He and the Company.

On July 9, 2012, Parent, Merger Sub, the Company, Mr. Han, and Mr. He entered into a Termination of Agreement and Plan of Merger relating to the Merger Agreement, as a result of which the parties thereto agreed to terminate the Merger Agreement.

By filing this Transaction Statement, the Filing Persons hereby withdraw the previously filed Schedule 13E-3 that was filed with the SEC on November 1, 2011 and Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on November 30, 2011.

Item 16      Exhibits.

(d)(3)   Termination of Agreement and Plan of Merger, dated as of July 9, 2012, by and among Novel Gain Holdings Limited, CACMG Acquisition, Inc., China Advanced Construction Materials Group, Inc., Xianfu Han, and Weili He (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2012).

SIGNATURE

After due inquiry and to the best of knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

CHINA ADVANCED CONSTRUCTION MATERIALS GROUP, INC.

By: /s/ Tao Jin
       Tao Jin
       Director
       Dated: July 11, 2012

NOVEL GAIN HOLDINGS LIMITED

By: /s/ Xianfu Han
       Xianfu Han
       Director
       Dated: July 11, 2012

CACMG ACQUISITION, INC.

By: /s/ Xianfu Han
       Xianfu Han
       President
       Dated: July 11, 2012

XIANFU HAN

       /s/ Xianfu Han
       Dated: July 11, 2012

WEILI HE

       /s/ Weili He
       Dated: July 11, 2012

EXHIBIT INDEX

(d)(3)   Termination of Agreement and Plan of Merger, dated as of July 9, 2012, by and among Novel Gain Holdings Limited, CACMG Acquisition, Inc., China Advanced Construction Materials Group, Inc., Xianfu Han, and Weili He (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 11, 2012).